

June 15, 2010

Ms. Kathryn B. McQuade, Chief Financial Officer
CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
Suite 500, Gulf Canada Square
401-9th Avenue, S.W.
Calgary, Alberta, Canada  T2P 4Z4

> **Re:    Canadian Pacific Railway Limited**
> **Supplemental response letter dated June 9, 2010 regarding the**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **File No. 1-01342**
>
> **and**
>
> **Canadian Pacific Railway Company**
> **Supplemental response letter dated June 9, 2010 regarding the**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **File No. 1-15272**

Dear Ms. McQuade:

We have reviewed your supplemental response letter to us dated June 9, 2010 in response to our letter dated May 14, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F (Fiscal Year Ended December 31, 2009)
2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 – Summary of significant accounting policies

Properties, page 60

1.      We have reviewed your response to our prior comment 3.  In future filings, please expand your proposed disclosure in Appendix II to disclose the actual adjustment amount in each of the periods presented.  In this regard, in the narrative discussion, please disclose the amount of rail grinding costs that had been previously capitalized.

2.      In addition, in future filings, please disclose your accounting policy with respect to shoulder ballast programs.  We believe the entire paragraph of your response should be disclosed as it provides a clear understanding as to how you account for these costs separately from the underlying asset.

3.      We have also reviewed your response to our prior comment 4.  You indicate that 'maintenance expenditures' does not have a standardized definition within Canadian or U.S. GAAP, and given the lack of a standardized definition and the judgment involved, it would make it difficult for users to compare your results against other companies.  However, in light of the significance of your maintenance expenses, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of maintenance (and repair) costs that are capitalized and the amounts expensed for each period presented.  Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs.  It could also provide meaningful trend information.  In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

4.      In your response to our prior comment 4, you assert that 'maintenance expenditures' does not have a standardized definition within Canadian or U.S. GAAP.  In light of this assertion, along with the complexities involved in your determination of types of costs that should be capitalized, please consider discussing your accounting policy with respect to repairs and maintenance under Property, Plant and Equipment in the Critical Accounting Policies section of your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief